ACQUISITION AGREEMENT
BETWEEN SGI INTERNATIONAL
AND SENIOR MANAGEMENT

This Acquisition Agreement (the "Agreement") is entered into as effective this 28th day of January 2002 (the "Effective Date"), in La Jolla, California, by and between SGI International, a Utah corporation ("SGI" or "Shareholder") and the following individuals: Amir Khiabani, Neil P. DeGuire, Clarence Dyksterhuis, Mitchell R. Johnson, Colin D. Burrows, Steve A. Rodrigues, and Brian A. Bevis (the individuals who are purchasing AMS are hereinafter referred to as "Senior Management").

RECITALS

A. SGI is the owner of record of One Hundred Percent (100%) of the outstanding common stock of Assembly and Manufacturing Systems, Inc., a California corporation ("AMS"), which has its principal executive office at 2222 Shasta Way, Simi Valley, California 93065.

B. AMS is in the business of manufacturing automated tooling systems.

C. SGI is a research and development company, which has two proprietary technologies it is attempting to market in the United States and overseas.

D. SGI is interested in selling all of its stock in AMS in exchange for the sum of Three Hundred and Forty Seven Thousand Five Hundred and Twenty Five Dollars ($347,525.00) payable as set forth in this Agreement.

AGREEMENT

In consideration of the above premises, for the consideration, and subject to the terms and conditions herein set forth, the parties agree as follows:

1. Acquisition.

(a) Purchase Price. SGI shall sell to Senior Management and Senior Management shall purchase One Hundred Percent of the common stock of AMS in return for payment (the "Purchase Price") by Senior Management of: (i.) Eighty Thousand Dollars ($80,000) payable on execution of this Agreement and (ii) equal annual principal payments and interest thereon over a five year period (with the first payment being made on December 31, 2002)The total of the equal annual payments paid in five years shall be Two Hundred Sixty Seven Thousand Five Hundred and Twenty Five Dollars ($267,525) plus interest on the principal as determined from time to time on the last day of each calendar year by reference to the rate set by the Bank of America in San Francisco as its prime rate, plus one (1.0%) percent. A copy of the forms of the Promissory Notes (the "Notes") are attached hereto as Exhibit A, which shall be signed by Senior Management in the amounts set forth in each respective Note in Exhibit A. The Notes shall also provide that in the event that there is a default by AMS under the agreement between AMS and California Bank & Trust and the A. H. Kerr Foundation makes payment under its guarantee to the bank, that Senior Management shall be obligated to make payment to the A. H. Kerr Foundation until it is repaid for any payments made by it under its guarantee. Thereafter, until all payments under the Notes are paid in full, Senior Management shall make all further payments to SGI. For the avoidance of doubt, the intent of this provision is to reallocate funds that would be otherwise paid to SGI to the A. H. Kerr Foundation, until any payments it makes under its guarantee are repaid. Senior Management shall never be obligated under the Notes to pay more than the amounts set forth in the Notes or pay at any time other than as set forth in the Notes. The Notes shall also provide that in the event of the sale of AMS or substantially all of its assets by Senior Management or by AMS that all remaining principal and interest due under the Notes shall be accelerated and be due and payable immediately. The AMS common shares shall be endorsed over to Senior Management on the Closing Date, but held by SGI pursuant to the Pledge Agreement until all of the Notes are paid in full. At the time the Notes are paid in full the common shares shall be immediately sent by overnight delivery to Senior Management at AMS's business address as noted herein.

(b) Reduction. In the event, and only in the event that the One Hundred Thousand Dollars ($100,000) and all interest thereon owed by AMS to California Bank & Trust is paid off timely and the guarantee of the A. H. Kerr Foundation is released with no payment of any kind made by the A. H. Kerr Foundation, then the Purchase Price shall be reduced by the sum of Thirty Eight Thousand Dollars ($38,000). The reduction shall be applied first to reduce the principal of each respective Senior Management by the amount payable on December 31, 2006, and then, if necessary to accomplish the reduction, on December 31, 2005. That reduction shall be accomplished in the following amounts for each of Senior Management: The amount payable by Amir Khiabani shall be reduced by Seven Thousand Six Hundred Dollars ($7,600); the amount payable by Neil P. DeGuire shall be reduced by Three Thousand Eight Hundred Dollars ($3,800); the amount payable by Clarence Dyksterhuis shall be reduced by Seven Thousand Six Hundred Dollars ($7,600); the amount payable by Mitchell R. Johnson shall be reduced by Five Thousand Seven Hundred Dollars ($5,700); the amount payable by Colin D. Burrows shall be reduced by Three Thousand Eight Hundred Dollars ($3,800); the amount payable by Steve A. Rodrigues shall be reduced by Five Thousand Seven Hundred Dollars ($5,700); and the amount payable by Brian A. Bevis shall be reduced by Three Thousand Eight Hundred Dollars ($3,800).

In the event that AMS is obligated to pay One Hundred Thousand Dollars ($100,000) and all interest thereon to California Bank & Trust in February or March of 2002, then Senior Management shall have a right to reduce the amounts of principal then owed under the Notes. The reduction shall be accomplished in the following amounts for each of Senior Management: The amount payable by Amir Khiabani shall be reduced by Twenty Seven Thousand Six Hundred Dollars ($27,600); the amount payable by Neil P. DeGuire shall be reduced by Thirteen Thousand Eight Hundred Dollars ($13,800); the amount payable by Clarence Dyksterhuis shall be reduced by Twenty Seven Thousand Six Hundred Dollars ($27,600); the amount payable by Mitchell R. Johnson shall be reduced by Twenty Thousand Seven Hundred Dollars ($20,700); the amount payable by Colin D. Burrows shall be reduced by Thirteen Thousand Eight Hundred Dollars ($13,800); the amount payable by Steve A. Rodrigues shall be reduced by Twenty Thousand Seven Hundred Dollars ($20,700); and the amount payable by Brian A. Bevis shall be reduced by Thirteen Thousand Eight Hundred Dollars ($13,800). However, in this event the Thirty Eight Thousand Dollar ($38,000) reduction otherwise payable for early payment of the $100,000 obligation to California Bank & Trust is included within this reduction.

2. Closing. The closing of this transaction shall take place on the 28th of January 2002 (the "Closing Date"), at 1200 Prospect Street, Suite 325, La Jolla, Calif. 92037. On the Closing Date SGI and Senior Management will execute the Pledge Agreement pursuant to which SGI shall hold the AMS share certificate for Five Thousand Nine Hundred Thirty Seven shares (5,937) (the "Certificate" or "Shares") in trust for Senior Management until the Notes are paid in full. A copy of that Certificate is attached hereto as Exhibit B for information purposes. On the Closing Date Senior Management shall deliver to SGI a certified check for Eighty Thousand Dollars ($80,000).

3. Warranties' Representations and Covenants of Shareholder. SGI warrants, represents, and covenants as follows:

(a) Ownership. SGI is the owner of record of the number of fully paid and nonassessable shares of AMS stock set forth below:

SGI Number of Shares: 5,937
  (b) AMS Corporate Securities. As of the Effective Date, the only outstanding and issued shares of AMS is the Certificate for Five Thousand Nine Hundred and Thirty Seven (5,937) shares of common stock. No options or warrants are currently outstanding for the purchase of any shares of AMS stock. AMS has no preferred shares outstanding.

(c) AMS Incorporation. AMS is incorporated and authorized to do business under the laws of the state of California. It is qualified to do business in the state of California, and all other states in which it actually does business.

(d) Corporate Authority. AMS has the power and authority to carry on its business as currently conducted. It holds, or is licensed under all trademarks, trade names, copyrights, and licenses necessary for the operation of its business. The assets of AMS are currently free and clear of all liens, encumbrances, and claims of any kind whatsoever; with the exception of the obligation to pay One Hundred Thousand Dollars ($100,000) and interest thereon to California Bank & Trust.

(e) Breach of Agreements. Except for the agreements with California Bank & Trust the consummation of the transaction herein contemplated will not conflict with, result in the breach of, or accelerate the performance required by any contract or agreement to which AMS or its' Shareholder is now a party. The parties hereto understand that the agreements with this Bank will need be to modified and extended and agree to work together to accomplish that result.

(f) Dividends. There are no dividends declared and unpaid on any of the common shares of AMS.

(g) Restrictions. Except as noted herein, AMS is not a party to any contract or agreement which would preclude the enforceability of this Agreement, and is not subject to any restrictions that would materially and adversely affect its business, property or assets, or which would preclude SGI from entering into this Agreement.

(h) Assets. AMS has good and marketable title to all of its assets and properties. All tangible property of AMS is in good condition and repair and conforms to all applicable zoning, building, safety, and other regulations, subject only to its obligations under its lease to make certain repairs and changes to the premises leased.

4. Covenants of Senior Management. Senior Management represents, covenants, and warrants as follows:

(a) AMS. Senior Management of AMS is thoroughly familiar with the operations, financial condition, and assets of AMS and warrants that the representations made by SGI in this Agreement are true and correct and that Senior Management is aware of all operating and financial conditions that might impact their purchase of the Shares. Senior Management also represent that they will cause AMS to make payment on the obligation to California Bank & Trust.

(b) Restrictions. No member of Senior Management is a party to any contract or agreement, and is not subject to any restrictions, materially and adversely affecting their business affairs or assets, or which would preclude them from entering into this Agreement

5. Indemnification. Each party (the "Indemnifying Party") to this Agreement agrees to indemnify the other party(the "Indemnified Party") against any and all loss, damage, cost, and expense that the Indemnified Party may sustain as a result of any inaccurate representation or the breach of any warranty or covenant of the Indemnifying Party.

6. Authorization. Each of the parties hereto represents and warrants that the person or persons signing on their behalf has or have been authorized by all appropriate corporate actions and authorizations to execute this Agreement.

7. Additional Conditions to Closing. The obligations of SGI are subject to the following conditions:

(a) Assets. At closing neither the inventories nor operating assets of AMS shall have been substantially damaged or destroyed or transferred, hypothecated or otherwise devalued.

(b) Certificates. The Certificate representing all the issued and outstanding shares of the common stock of AMS shall be endorsed over to Senior Management, but held by SGI in accordance with the terms of the Pledge Agreement executed concurrently herewith.

(c) Representations and Notice. The representations of the Shareholder contained herein shall be true as of the Closing Date. In the event any representation is incorrect as of the Closing Date, Senior Management shall notify SGI of such fact, and the absence any such notification shall constitute a waiver of any failure to make a true and correct representation.

(d) Resignation. All directors and officers of AMS shall tender their resignations to Senior Management in writing, on the Closing Date. The Minute Book of AMS and all resignations shall be delivered to Senior Management on the Closing Date.

8. Investment Intent. Senior Management and/or its co-participants, if any, represent that the AMS shares being acquired under this Agreement are for investment purposes only, are a speculative investment, and they have no present intent of reselling the same or dividing participation therein with others. Further, there is no present intent to resell or otherwise dispose of all or any part of the Shares.

9. Tax Returns and Audit.

Pre-Closing Period. SGI will prepare and file or cause to be prepared and filed all tax returns relating to federal and state taxes for AMS required to be filed for any taxable period that ends on or before the Closing Date ("Pre-Closing Tax Period"). SGI will pay or cause to be paid all federal and state taxes (except for the California minimum tax) required to be paid with respect to such tax returns.

In the event that SGI does not file such returns or does not pay such taxes, then Senior Management shall have a right to reduce on a pro-rata basis the amounts of principal then owed under the Notes by the amount of: (i) the costs actually paid by Senior Management in preparing such tax returns and (ii) such unpaid federal and state income taxes actually paid.

Senior Management shall for a period of four (4) years cooperate with SGI in providing any information to taxing authorities required by them related to AMS and the SGI consolidated return. Senior Management shall also for a period of four (4) years cooperate both personally and by providing any records, documents, or instruments required for any audit of SGI that deals with or is related to AMS.

Post-Closing Period. Senior Management and AMS will prepare and file or cause to be prepared and filed all tax returns for AMS that are required to be filed for all tax periods which begin on and continue after the Closing Date. AMS will pay or cause to be paid all taxes required to be paid with respect to such tax returns

10. Due Diligence. Senior Management has been afforded the right to conduct any due diligence they deem necessary, with respect to AMS and this Agreement and have conducted all such due diligence.

11. Return of Materials. In the event the Agreement is terminated, in accordance with the terms herein, each party shall return all documents and materials obtained from the other.

12. Confidentiality. The parties shall each hold all information relative to this transaction as confidential and proprietary information until SGI makes a public disclosure about the sale, which it shall do immediately after the Closing Date.

13. Costs and Expenses. Each Party shall bear its own costs related to this transaction, including its own attorneys fees and any other costs of any kind.

14. Governing Law. The Agreement shall be governed by and enforced in accordance with the laws of the State of California.

15. Notices and Requests. Any notice, demand, or request required or permitted to be given hereunder shall be in writing and shall be deemed effective five (5) calendar days after having been deposited in the United States mail, postage prepaid, registered or certified mail; addressed to the addressee at the principal office of SGI International, 1200 Prospect, Suite 325, La Jolla, Calif. 92037, and Senior Management at AMS, Inc., 2222 Shasta Way, Simi Valley, CA 93065. Either party may change its address for purposes of this Agreement by written notice given in accordance with this Section.

16. Integration. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes and cancels any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties.

17. Assignment. The rights or obligations of the parties herein may not be assigned or delegated in any way without the written consent of the other party, which consent may not be unreasonably withheld, delayed or conditioned.

18. Severability. If any provision or terms of this Agreement is held to be invalid, void, or unenforceable the remainder of the provisions or terms shall remain in full force and effect and shall not be affected, impaired, or invalidated.

19. Attorneys' Fees. In the event of litigation between the parties, the prevailing party shall be entitled to recover court costs and reasonable attorneys' fees.

20. Facsimile/Counterparts/Entire Agreement. Except as otherwise stated herein, in lieu of the original, a facsimile transmission or copy of the original shall be as effective and enforceable as the original. This Agreement may be executed in counterparts each of which shall be considered an original document and all of which together shall be considered a complete document.

21. Registration or Exemption Requirements. Senior Management acknowledges and understands that the common shares of AMS may not be resold or otherwise transferred except in a transaction registered under the Securities Exchange Act of 1934 (the "Act") and any applicable state securities laws or unless an exemption from such registration is available. Senior Management understands that the common shares of AMS will be imprinted with a legend that prohibits their transfer unless (i) they are registered or such registration is not required, and (ii) if the transfer is pursuant to an exemption from registration pursuant to Rule 144 under the Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives in La Jolla, California, on the day and year first written above.

SGI International, a Utah corporation

By: Michael L. Rose
Michael L. Rose
President & CEO

Senior Management

By: Amir Khiabani
Amir Khiabani, an individual

By: Neil P. DeGuire
Neil P. DeGuire, an individual

By: Clarence Dyksterhuis
Clarence Dyksterhuis , an individual

By: Mitchell R. Johnson
Mitchell R. Johnson, an individual

By: Colin D. Burrows
Colin D. Burrows, an individual

By: Steve A. Rodrigues
Steve A. Rodrigues, an individual

By: Brian A. Bevis
Brian A. Bevis, an individual